Exhibit 99.2

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	September 30,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$383,875	$315,803
Marketable securities	1,526
Short-term bank deposits	14,154	4,115
Accounts receivable - trade	336,651	362,839
Prepaid expenses and other current assets	65,334	56,448
Inventories	215,112	182,152

Total current assets	1,016,652	921,357

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	6,629	7,888
Funds in respect of employee rights upon retirement	10,381	10,622
Deferred income taxes	39,620	43,157
Equity method investee and other receivables	6,877	5,556

	63,507	67,223

PROPERTY, PLANT AND EQUIPMENT, net	74,597	69,612

OTHER INTANGIBLE ASSETS, net	49,195	68,226

GOODWILL	177,486	177,486

Total assets	$1,381,437	$1,303,904

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	81,773	96,166
Other	118,631	123,510
Deferred income	45,218	37,445

Total current liabilities	261,986	273,485

LONG-TERM LIABILITIES:
Long-term loan, net	40,100	56,117
Liability for employee rights upon retirement	26,719	24,997
Deferred income taxes	11,368	14,536
Other tax liabilities	22,799	22,901

Total long-term liabilities	100,986	118,551

Total liabilities	362,972	392,036

EQUITY:
Share capital	2,415	2,404
Additional paid-in capital	445,679	433,922
Retained earnings	668,153	572,544
Accumulated other comprehensive income	401	252

	1,116,648	1,009,122
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	1,017,109	909,583
Non-controlling interest	1,356	2,285

Total equity	1,018,465	911,868

Total liabilities and equity	$1,381,437	$1,303,904

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues	$779,292	$643,976	$261,226	$245,664
Cost of revenues	414,620	340,224	140,385	127,652

Gross profit	364,672	303,752	120,841	118,012

Operating expenses:
Research and development, net	104,697	90,662	36,361	31,921
Selling, general and administrative	122,097	103,019	40,864	36,563
Equity in earnings of P.C.B. Solutions L.P (“Frontline”)	(4,016)	(3,235)	(1,104)	(880)
Amortization of intangible assets	19,113	18,635	6,372	6,371
Transaction cost pending merger with KLA	4,706		944

Total operating expenses	246,597	209,081	83,437	73,975

Operating income	118,075	94,671	37,404	44,037
Financial expenses - net	4,538	4,890	2,747	1,317

Income before taxes on income	113,537	89,781	34,657	42,720
Taxes on income	18,857	14,256	5,600	6,569

Net income	94,680	75,525	29,057	36,151
Net loss attributable to non-controlling interests	(929)	(979)	(167)	(403)

Net income attributable to Orbotech Ltd.	$95,609	$76,504	$29,224	$36,554

Basic earnings per share	$1.99	$1.60	$0.60	$0.76

Diluted earnings per share	$1.95	$1.57	$0.59	$0.75

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	48,140	47,914	48,611	47,995
Diluted earnings per share	49,037	48,812	49,502	48,903

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$94,680	$75,525	$29,057	$36,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,217	32,749	11,811	11,101
Compensation relating to equity awards granted to employees and others—net	10,015	6,982	3,822	2,480
Increase in liability for employee rights upon retirement, net	2,112	842	969	685
Deferred financing costs amortization	347	363	116	363
Deferred income taxes	11,524	(6,788)	(888)	(1,327)
Amortization of premium and accretion of discount on marketable Securities, net	119	37	42	36
Equity in earnings of Frontline, net of dividend received	(1,278)	(363)	(161)	20
Other	(119)	127	(61)	(290)
Decrease (increase) in accounts receivable:
Trade	26,188	(59,138)	39,263	(24,245)
Other	(8,886)	(7,286)	(3,680)	(4,359)
Increase (decrease) in accounts payable and accruals:
Trade	(14,393)	10,747	(2,323)	(1,611)
Deferred income	7,773	4,936	(24,540)	2,503
Other	(17,653)	16,690	9,147	18,177
Increase in inventories	(32,960)	(29,811)	(9,639)	(11,907)

Net cash provided by operating activities	112,686	45,612	52,935	27,777

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(19,384)	(19,850)	(5,224)	(7,936)
Withdrawal of (investment in) bank deposits	(9,969)	(184)	(4,947)	2,469
Purchase of marketable securities	(500)	(1,994)	(250)
Redemption of marketable securities		804
Deposits of funds in respect of employee rights upon retirement	(149)	(1,187)	3	(65)

Net cash used in investing activities	(30,002)	(22,411)	(10,418)	(5,532)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loan	(16,364)	(16,364)
Employee share options exercised	1,752	2,138	261	901

Net cash provided by (used in) financing activities	(14,612)	(14,226)	261	901

Net increase in cash, cash equivalents and restricted cash	68,072	8,975	42,778	23,146
Cash, cash equivalents and restricted cash at beginning of period	315,803	228,779	341,098	214,608

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$383,875	$237,754	$383,876	$237,754